                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 4)*

                                  IVILLAGE INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    46588H105
                                 (CUSIP Number)

                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                            LAURENCE E. CRANCH, ESQ.
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000

                                JANUARY 14, 2004
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

-------------------                                           ------------------
CUSIP NO. 46588H105                     13D                   PAGE 2 OF 16 PAGES
-------------------                                           ------------------
================================================================================
  1.   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       HEARST COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
  3.   SEC USE ONLY

--------------------------------------------------------------------------------
  4.   SOURCES OF FUNDS
       WC

--------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER

                        --------------------------------------------------------
           NUMBER OF      8.   SHARED VOTING POWER
            SHARES             18,184,653
          BENEFICIALLY
            OWNED BY    --------------------------------------------------------
             EACH         9.   SOLE DISPOSITIVE POWER
           REPORTING
          PERSON WITH
                        --------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                               18,184,653

--------------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       18,184,653

--------------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       31.2%

--------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON
       CO
================================================================================

-------------------                                           ------------------
CUSIP NO. 46588H105                     13D                   PAGE 3 OF 16 PAGES
-------------------                                           ------------------
================================================================================
  1.   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       HEARST MAGAZINES PROPERTY, INC.
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
  3.   SEC USE ONLY

--------------------------------------------------------------------------------
  4.   SOURCES OF FUNDS WC
       WC

--------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       NEVADA
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER

                        --------------------------------------------------------
           NUMBER OF      8.   SHARED VOTING POWER
             UNITS             18,184,653
          BENEFICIALLY
            OWNED BY    --------------------------------------------------------
             EACH         9.   SOLE DISPOSITIVE POWER
           REPORTING
          PERSON WITH   --------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                               18,184,653

--------------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       18,184,653

--------------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       31.2%

--------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON
       CO
================================================================================

-------------------                                           ------------------
CUSIP NO. 46588H105                     13D                   PAGE 4 OF 16 PAGES
-------------------                                           ------------------
================================================================================
  1.   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       COMMUNICATIONS DATA SERVICES, INC.
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
  3.   SEC USE ONLY

--------------------------------------------------------------------------------
  4.   SOURCES OF FUNDS
       WC

--------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       IOWA
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER

                        --------------------------------------------------------
           NUMBER OF      8.   SHARED VOTING POWER
            UNITS              18,184,653
         BENEFICIALLY
            OWNED BY    --------------------------------------------------------
             EACH         9.   SOLE DISPOSITIVE POWER
           REPORTING
          PERSON WITH   --------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                               18,184,653

--------------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       18,184,653

--------------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       31.2%

--------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON
       CO
================================================================================

-------------------                                           ------------------
CUSIP NO. 46588H105                     13D                   PAGE 5 OF 16 PAGES
-------------------                                           ------------------
================================================================================
  1.  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      HEARST HOLODINGS, INC.
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
  3.  SEC USE ONLY

--------------------------------------------------------------------------------
  4.  SOURCES OF FUNDS
      WC

--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                          7.  SOLE VOTING POWER

                        --------------------------------------------------------
           NUMBER OF      8.  SHARED VOTING POWER
             UNITS            18,184,653
         BENEFICIALLY
            OWNED BY    --------------------------------------------------------
             EACH         9.  SOLE DISPOSITIVE POWER
           REPORTING
          PERSON WITH   --------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER
                              18,184,653

--------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,184,653

--------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.2%

--------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON
      CO
================================================================================

-------------------                                           ------------------
CUSIP NO. 46588H105                     13D                   PAGE 6 OF 16 PAGES
-------------------                                           ------------------
================================================================================
  1.  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THE HEARST CORPORATION
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
  3.  SEC USE ONLY

--------------------------------------------------------------------------------
  4.  SOURCES OF FUNDS
      WC

--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER

                        --------------------------------------------------------
           NUMBER OF      8.   SHARED VOTING POWER
             UNITS             18,184,653
         BENEFICIALLY
            OWNED BY    --------------------------------------------------------
             EACH         9.   SOLE DISPOSITIVE POWER
           REPORTING
          PERSON WITH   --------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                               18,184,653

--------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,184,653

--------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.2%

--------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON
      CO
================================================================================

-------------------                                           ------------------
CUSIP NO. 46588H105                     13D                   PAGE 7 OF 16 PAGES
-------------------                                           ------------------
================================================================================
  1.  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THE HEARST FAMILY TRUST
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
  3.  SEC USE ONLY

--------------------------------------------------------------------------------
  4.  SOURCES OF FUNDS
      WC

--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER

                        --------------------------------------------------------
           NUMBER OF      8.   SHARED VOTING POWER
             UNITS             18,184,653
         BENEFICIALLY
            OWNED BY    --------------------------------------------------------
             EACH         9.   SOLE DISPOSITIVE POWER
           REPORTING
          PERSON WITH   --------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                               18,184,653

--------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,184,653

--------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.2%

--------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON
      OO (testamentary trust)
================================================================================

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 4 which relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of iVillage Inc., a Delaware corporation (the "Issuer"), supplements and amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 15, 2001 (the "Statement"), as amended by Amendment No. 1 filed on February 28, 2001, Amendment No. 2 filed on June 21, 2001, and Amendment No. 3 filed on June 22, 2001. The Issuer's principal executive offices are located at 500-512 Seventh Avenue, New York, New York 10018.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) This Amendment No. 4 is being filed jointly by Hearst Communications, Inc., a Delaware corporation ("Hearst Communications"), Hearst Magazines Property, Inc., a Nevada corporation ("Hearst Magazines"), Communications Data Services, Inc., an Iowa corporation ("CDS"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), The Hearst Corporation, a Delaware corporation ("Hearst"), and The Hearst Family Trust, a testamentary trust (the "Trust" and together with Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst, the "Reporting Persons").

         Hearst, together with its various subsidiaries, is one of the world's largest diversified communications companies, with interests in newspaper, magazine, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. The location of Hearst's principal offices is 959 Eighth Avenue, New York, New York 10019. The location of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106.

         Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. The principal executive offices of Hearst Holdings are located at 959 Eighth Avenue, New York, New York 10019.

         CDS is an Iowa corporation and a wholly-owned subsidiary of Hearst Holdings. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315.

         Hearst Magazines is a Nevada corporation and a wholly-owned subsidiary of CDS. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830.

         Hearst Communications is a Delaware corporation and a subsidiary of Hearst Magazines and Hearst Holdings. The principal executive offices of Hearst Communications are located at 959 Eighth Avenue, New York, NY 10019.

         Schedule I hereto sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) - (e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Schedule I hereto sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         The aggregate amount of funds used by Hearst Communications to acquire the shares of Common Stock reported in Item 5(c) was $20,656.95. Hearst Communications used its working capital to make such purchase.

ITEM 4.  PURPOSE OF TRANSACTION.

         As previously reported in Amendment No. 3 to the Statement on Schedule 13D, on June 22, 2001 the Issuer, Stanhope Acquisition Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer ("Stan"), and Women.com Networks, Inc., a Delaware corporation ("WNI"), entered into an Agreement and Plan of Merger (the "Agreement and Plan of Merger"), providing for the acquisition by the Issuer of all outstanding shares of common stock, par value $0.001 per share of WNI (the "WNI Common Stock") (the "Merger"). On February 22, 2001 the Issuer, Stan and WNI entered into an Amendment No. 1 to the Agreement and Plan of Merger, and on April 27, 2001 they entered into an Amendment No. 2 to the Agreement and Plan of Merger (as so amended by such amendments, the "Amended Agreement and Plan of Merger"). Pursuant to the Amended Agreement and Plan of Merger, on June 18, 2001, Hearst Communications acquired in exchange for its WNI Common Stock, 6,947,615 shares of the Issuer's Common Stock.

         In connection with the transactions contemplated by the Amended Agreement and Plan of Merger, Hearst Communications entered into a Securities Purchase Agreement, dated February 5, 2001 with the Issuer. On February 22, 2001, Hearst Communications and the Issuer entered into an Amended and Restated Securities Purchase Agreement (the "Amended Securities Purchase Agreement"). Pursuant to the Amended Securities Purchase Agreement, on June 18, 2001, Hearst Communications purchased from the Issuer 9,171,343 shares of Common Stock and a warrant (the "Warrant") exercisable for 2,065,695 additional shares of Common Stock for an aggregate purchase price of $19,672,329.

         Accordingly, as a result of the closings of the Merger and the Amended Securities Purchase Agreement, as of June 18, 2001, Hearst Communications was the direct beneficial owner of an aggregate 16,118,958 shares of Common Stock and a Warrant to purchase 2,065,695 shares of Common Stock.

         On January 14, 2004, Hearst Communications exercised the Warrant and purchased 2,065,695 shares of Common Stock, for an aggregate purchase price of $20,656.95, in order to increase its equity interest in the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As of January 14, 2004, the Reporting Persons owned 18,184,653 shares of Common Stock of the Issuer (the "Securities"). Hearst Communications is the direct owner of the Securities. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Magazines, CDS, Hearst Holdings, Hearst and the

Trust may be deemed to beneficially own the Securities. Hearst Magazines has the power to direct the voting and disposition of the Securities as the controlling shareholder of Hearst Communications. CDS has the power to direct the voting and disposition of the Securities as the sole shareholder of Hearst Magazines. Hearst Holdings has the power to direct the voting and disposition of the Securities as the sole shareholder of CDS. The Trust and Hearst have the power to direct the voting and disposition of the Securities as the direct or indirect sole shareholders of Hearst and Hearst Holdings, respectively. Accordingly, Hearst Communications shares the power to direct the voting and disposition of the Securities beneficially owned by it, and Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust share the power to direct the voting and disposition of the Securities beneficially owned by Hearst Communications.

         For purposes of this Statement: (i) Hearst Communications is reporting that it shares the power to direct the voting and disposition of a total of 18,184,653 shares of Common Stock beneficially owned by it and (ii) Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust are reporting that they share the power to direct the voting and disposition of the 18,184,653 shares of Common Stock beneficially owned by Hearst Communications, representing approximately 31.2% of the shares of Common Stock outstanding after the warrant is exercised.

         (c) On January 14, 2004, Hearst Communications exercised the Warrant and purchased 2,065,695 shares of Common Stock, for an aggregate purchase price of $20,656.95.

         (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 18,184,653 shares of Common Stock owned by Hearst Communications.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As previously reported in Amendment No. 3 to the Statement on Schedule 13D, in connection with the merger described above, the Issuer and Hearst Communications entered into a Stockholder Agreement, which was amended on June 20, 2001 (the "Amended Stockholder Agreement"), a copy of which was filed as
Exhibit 99.1 to Amendment No. 3. The Amended Stockholder Agreement provides, among other things, that without the consent of the non-Hearst members of the Issuer's board of directors, Hearst Communications and its affiliates may not acquire any shares of Common Stock or any other security generally entitled to vote for the election of directors of the Issuer (collectively, "Voting Securities"), if the effect of such acquisition would be to increase the total number of (x) outstanding Voting Securities owned by Hearst Communications and its affiliates and (y) outstanding convertible securities, options, warrants or other rights owned by Hearst Communications and its affiliates which are convertible into or exchangeable or exercisable for securities entitled to vote for election of directors of the Issuer, treating such convertible securities, options, warrants or other rights on an as converted basis (collectively such Voting Securities and convertible securities, options, warrants and rights the "Investor Group Interest"), to in excess of the "Maximum Interest", calculated as at the relevant date of determination as the number of shares of Common Stock resulting from the product of (x) the "Threshold Percentage", namely 32.122% and
(y) the sum of total outstanding Voting Securities of the Issuer plus the total number of shares of Common Stock exercisable by the Warrant owned by Hearst Communications and its affiliates.

         The Amended Stockholder Agreement also provides that Hearst Communications and its affiliates must vote a specified number of shares of Common Stock at the Issuer stockholder meetings as recommended by the Issuer's board of directors (which recommendation must include all non-Hearst directors), with such number of shares being calculated at the time of determination as the Voting Securities held by Hearst Communications and its affiliates in excess of twenty-five percent (25%). The Issuer's board of directors is fixed at ten (10) members, of which three (3) members are Hearst Communications designees, and five (5) members are independent. For as long as Hearst Communications and its affiliates own at least eighty percent (80%) of the number of shares represented by Hearst Communications' and its affiliates' "Initial Equity Stake", it will be entitled to nominate three (3) directors. The "Initial Equity Stake" is the number of shares of Issuer securities represented by the up to 9,324,000 shares of Common Stock that the Issuer agreed to sell and issue to Hearst Communications, and Hearst Communications agreed to purchase from the Issuer pursuant to the Amended Securities Purchase Agreement, the shares of Common Stock exercisable by the Warrant and the 6,947,615 shares of Common Stock converted in the Merger. For as long as Hearst Communications and its affiliates own less than eighty percent (80%) but at least sixty-six percent (66%) of the Initial Equity Stake, Hearst Communications will be entitled to nominate two (2) directors. For as long as Hearst Communications and its affiliates own less than sixty-six percent (66%) of the Initial Equity Stake but more than ten percent (10%) of the Issuer's outstanding Voting Securities, Hearst Communications will be entitled to nominate one (1) director.

         In the event of the issuance of Voting Securities of the Issuer in a single transaction or series of related transactions which represent greater than twenty percent (20%) but less than forty percent (40%) of the number of Voting Securities outstanding immediately after such transaction or series of related transactions, upon request from the Issuer, Hearst Communications will cooperate with the Issuer to increase the size of the Issuer's board of directors to eleven (11) and to fill the vacancy arising therefrom with an independent director. In the event of the issuance of Voting Securities of the Issuer in a single transaction or series of related transactions which represent greater than forty percent (40%) of the number of Voting Securities outstanding immediately after such transaction or series of related transactions, upon request from the Issuer, Hearst Communications will cooperate with the Issuer to increase the size of the Issuer's board of directors to twelve (12) and to fill the vacancies arising therefrom with two (2) independent directors.

         Other than the Amended Agreement and Plan of Merger, the Amended Securities Purchase Agreement, the Amended Stockholder Agreement and the Warrant described in Item 4 and Item 5 above, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2004

                                     HEARST COMMUNICATIONS, INC.

                                     By: /s/ Jodie W. King
                                         -------------------------------------
                                         Name:  Jodie W. King
                                         Title: Vice President and Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2004

                                     HEARST MAGAZINES PROPERTY, INC.

                                     By: /s/ Jodie W. King
                                         -------------------------------------
                                         Name: Jodie W. King
                                         Title: Vice President and Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2004

                                     COMMUNICATIONS DATA SERVICES, INC.

                                     By: /s/ Jodie W. King
                                         -------------------------------------
                                         Name: Jodie W. King
                                         Title: Vice President and Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2004

                                     HEARST HOLDINGS, INC.

                                     By: /s/ Jodie W. King
                                         -------------------------------------
                                         Name: Jodie W. King
                                         Title: Vice President and Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2004

                                     THE HEARST CORPORATION

                                     By: /s/ Jodie W. King
                                         -------------------------------------
                                         Name: Jodie W. King
                                         Title: Vice President and Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2004

                                     THE HEARST FAMILY TRUST

                                     By: /s/ Victor F. Ganzi
                                         -------------------------------------
                                         Name: Victor F. Ganzi
                                         Title: Trustee

                                   SCHEDULE I

         Set forth below is the name and the present principal occupation or employment of each director and executive officer of Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, each person identified below is employed by Hearst Communications, an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of its other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Communications and Hearst Holdings, and unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The address of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830. Unless otherwise indicated, all persons identified below are United States citizens.

                                         PRESENT OFFICE/PRINCIPAL
         NAME                            OCCUPATION OR EMPLOYMENT
         ----                            ------------------------
Hearst Communications

George R. Hearst, Jr.*           Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)       Vice Chairman of the Board, Chairman of
                                 Executive Committee, Director

Victor F. Ganzi*                 President, Chief Executive Officer, Director

James M. Asher                   Senior Vice President, Chief Legal and
                                 Development Officer

Anissa B. Balson*                Director

David J. Barrett (1)             Director; President and Chief Executive
                                 Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black                Senior Vice President, Director; President:
                                 Hearst Magazines Division

Eve B. Burton                    Vice President, General Counsel

John G. Conomikes* (2)           Director

Richard E. Deems* (2)            Director

Ronald J. Doerfler               Senior Vice President, Chief Financial Officer,
                                 Treasurer, Director

George J. Green                  Vice President; President: Hearst Magazines
                                 International Division

Mark Hasson                      Vice President-Finance

Austin Hearst (1)                Director; Vice President: Hearst Entertainment
                                 Distribution Division, Hearst Entertainment,
                                 Inc.

John R. Hearst, Jr.*             Director

Stephen T. Hearst (4)            Director; Vice President: San Francisco
                                 Realties  Division, The Hearst Corporation

William R. Hearst, III* (3)      Director; Partner: Kleiner, Perkins, Caufield
                                 & Byers

Thomas J. Hughes                 Vice President

George B. Irish                  Senior Vice President, Director; President:
                                 Hearst Newspapers Division

Raymond E. Joslin                Senior Vice President, Director; President:
                                 Hearst Entertainment and Syndication Group
                                 Administrative Division

Jodie W. King                    Vice President, Secretary

Harvey L. Lipton* (2)            Director

Richard P. Malloch               Vice President; President: Hearst Business
                                 Media Group Administrative Division

Terence G. Mansfield (5)(6)      Director, Vice President; President and Chief
                                 Executive: The National Magazine Company
                                 Limited

Gilbert C. Maurer* (2)           Director

Mark F. Miller*                  Director, Vice President; Executive Vice
                                 President: Hearst Magazines Division

Bruce L. Paisner                 Vice President; Executive Vice President:
                                 Hearst Entertainment and Syndication Group
                                 Administrative Division

Raymond J. Petersen*             Director; Executive Vice President: Hearst
                                 Magazines Division

Virginia Hearst Randt*           Director

Debra Shriver                    Vice President

Hearst Magazines

George J. Green                  Director; President, Treasurer; President:
                                 Hearst Magazines International Division, Hearst
                                 Communications, Inc.

James M. Asher                   Vice President

Ronald J. Doerfler               Vice President

Jodie W. King                    Vice President, Secretary

John A. Rohan, Jr.               Director; Vice President

CDS

Christopher L. Holt              Director, President

Kenneth J. Barloon               Senior Vice President, Chief Financial Officer

Timothy A. Plimmer               Senior Vice President

James M. Asher                   Vice President

Cathleen P. Black                Director; President: Hearst Magazines Division,
                                 Hearst Communications, Inc.

Timothy M. Day                   Vice President

Ronald J. Doerfler               Vice President

Nancy A. Gessmann                Vice President

Thomas J. Hughes                 Vice President

Jodie W. King                    Vice President, Secretary

Dennis Luther                    Vice President

Paul McCarthy                    Vice President

Mark F. Miller*                  Director, Vice President; Executive Vice
                                 President: Hearst Magazines Division, Hearst
                                 Communications, Inc.

Lynn Reinicke                    Vice President

John A. Rohan, Jr.               Director, Treasurer

Hearst Holdings

George R. Hearst, Jr.*           Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)       Vice Chairman of the Board, Chairman of
                                 Executive Committee, Director

Victor F. Ganzi*                 President, Chief Executive Officer, Director

James M. Asher                   Senior Vice President, Chief Legal and
                                 Development Officer

Anissa B. Balson*                Director

David J. Barrett (1)             Director; President and Chief Executive
                                 Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black                Senior Vice President, Director; President:
                                 Hearst Magazines Division, Hearst
                                 Communications, Inc.

Eve B. Burton                    Vice President, General Counsel

John G. Conomikes* (2)           Director

Richard E. Deems* (2)            Director

Ronald J. Doerfler               Senior Vice President, Chief Financial Officer,
                                 Treasurer, Director

George J. Green                  Vice President; President: Hearst Magazines
                                 International Division, Hearst Communications,
                                 Inc.

Mark Hasson                      Vice President-Finance

Austin Hearst (1)                Director; Vice President: Hearst Entertainment
                                 Distribution Division, Hearst Entertainment,
                                 Inc.

John R. Hearst, Jr.*             Director

Stephen T. Hearst (4)            Director; Vice President: San Francisco
                                 Realties Division, The Hearst Corporation

William R. Hearst, III* (3)      Director; Partner: Kleiner, Perkins, Caufield
                                 & Byers

Thomas J. Hughes                 Vice President

George B. Irish                  Senior Vice President, Director; President:
                                 Hearst Newspapers Division, Hearst
                                 Communications, Inc.

Raymond E. Joslin                Senior Vice President, Director;  President:
                                 Hearst Entertainment and Syndication Group
                                 Administrative Division, Hearst Communications,
                                 Inc.

Jodie W. King                    Vice President, Secretary

Harvey L. Lipton* (2)            Director

Richard P. Malloch               Vice President; President: Hearst Business
                                 Media Group Administrative Division, Hearst
                                 Communications, Inc.

Terence G. Mansfield (5)(6)      Director, Vice President; President and Chief
                                 Executive: The National Magazine Company
                                 Limited

Gilbert C. Maurer* (2)           Director

Mark F. Miller*                  Director, Vice President; Executive Vice
                                 President: Hearst Magazines Division, Hearst
                                 Communications, Inc.

Bruce L. Paisner                 Vice President; Executive Vice President:
                                 Hearst Entertainment and Syndication Group
                                 Administrative Division, Hearst Communications,
                                 Inc.

Raymond J. Petersen*             Director; Executive Vice President: Hearst
                                 Magazines Division, Hearst Communications, Inc.

Virginia Hearst Randt*           Director

Debra Shriver                    Vice President

Hearst

George R. Hearst, Jr.*           Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)       Vice Chairman of the Board, Chairman of
                                 Executive Committee, Director

Victor F. Ganzi*                 President, Chief Executive Officer, Director

James M. Asher                   Senior Vice President, Chief Legal and
                                 Development Officer

Anissa B. Balson*                Director

David J. Barrett (1)             Director; President and Chief Executive
                                 Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black                Senior Vice President, Director; President:
                                 Hearst Magazines Division, Hearst
                                 Communications, Inc.

Eve B. Burton                    Vice President, General Counsel

John G. Conomikes* (2)           Director

Richard E. Deems* (2)            Director

Ronald J. Doerfler               Senior Vice President, Chief Financial Officer,
                                 Treasurer, Director

George J. Green                  Vice President; President: Hearst Magazines
                                 International Division, Hearst Communications,
                                 Inc.

Mark Hasson                      Vice President-Finance

Austin Hearst (1)                Director; Vice President: Hearst Entertainment
                                 Distribution Division, Hearst Entertainment,
                                 Inc.

John R. Hearst, Jr.*             Director

Stephen T. Hearst (4)            Director; Vice President: San Francisco
                                 Realties Division

William R. Hearst, III* (3)      Director; Partner: Kleiner, Perkins, Caufield &
                                 Byers

Thomas J. Hughes                 Vice President

George B. Irish                  Senior Vice President, Director; President:
                                 Hearst Newspapers Division, Hearst
                                 Communications, Inc.

Raymond E. Joslin                Senior Vice President, Director; President:
                                 Hearst Entertainment and Syndication Group
                                 Administrative Division, Hearst Communications,
                                 Inc.

Jodie W. King                    Vice President, Secretary

Harvey L. Lipton* (2)            Director

Richard P. Malloch               Vice President; President: Hearst Business
                                 Media Group Administrative Division, Hearst
                                 Communications, Inc.

Terence G. Mansfield (5)(6)      Director, Vice President; President and Chief
                                 Executive: The National Magazine Company
                                 Limited

Gilbert C. Maurer* (2)           Director

Mark F. Miller*                  Director, Vice President; Executive Vice
                                 President: Hearst Magazines Division, Hearst
                                 Communications, Inc.

Bruce L. Paisner                 Vice President; Executive Vice President:
                                 Hearst Entertainment and Syndication Group
                                 Administrative Division, Hearst Communications,
                                 Inc.

Raymond J. Petersen*             Director; Executive Vice President: Hearst
                                 Magazines Division, Hearst Communications, Inc.

Virginia Hearst Randt*           Director

Debra Shriver                    Vice President

------------------
(1)    888 Seventh Avenue
       New York, NY 10106

(2)    Self-employed, non-employed or retired

(3)    2750 Sand Hill Road
       Menlo Park, CA 94025

(4)    5 Third Street
       Suite 200
       San Francisco, CA 94103

(5)    U.K. Citizen

(6)    National Magazine House
       72 Broadwick Street
       London, England W1F 9EP